UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November 2008
001-31609
(Commission File Number)
Telkom SA Limited
(Translation of registrant’s name into English)
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On October 27, 2008, Telkom SA Limited (“Telkom”) announced the untimely death of John Joseph, chief executive officer of Africa Online, a wholly owned subsidiary of Telkom. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On November 6, 2008, Telkom issued an announcement regarding the proposed sale by Telkom of a 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom”) to a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.
On November 6, 2008, Telkom presented the details regarding the proposed sale by Telkom of a 15% stake in Vodacom to a wholly-owned subsidiary of Vodafone, the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The presentation contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Shareholders in certain jurisdictions outside of South Africa may not be entitled to receive any Vodacom shares that Telkom unbundles if such receipt would require registration or approval under local securities laws. A mechanism is intended to be put in place so that shareholders in such jurisdictions outside of South Africa may receive cash instead of the Unbundling Shares if such receipt would require registration or approval under relevant local securities laws.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES IS REQUIRED TO BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TELKOM AND/OR VODACOM AND THAT CONTAINS DETAILED INFORMATION ABOUT VODACOM AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. TELKOM AND VODACOM HAVE NO CURRENT INTENTION OF MAKING ANY PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
All of the statements contained herein and the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf related to such subject matter, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, our ability to consummate the Vodacom transaction, our ability to successfully implement our mobile strategy, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions, developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Telkom’s and Vodacom’s ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom and Vodacom invest; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act and the impact of these requirements on our business; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.

Furthermore, the targets, estimates, forecasts, projections and pro forma financial information included in the exhibits incorporated by reference herein have been prepared based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and upon assumptions with respect to future economic activity and business decisions which are subject to change. In addition, targets, estimates, forecasts, projections and pro forma financial information in a transforming industry such as Telkom’s are inherently risky, particular in later years. As a result, we cannot provide any assurance that these results will be realized. The prospective and pro forma financial information presented herein may vary substantially from actual results. We make no representation that these results will be achieved.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1
Announcement, dated October 27, 2008, issued by Telkom SA Limited (“Telkom”), announcing the untimely death of John Joseph, chief executive officer of Africa Online, a wholly owned subsidiary of Telkom.

99.2
Announcement, dated November 6, 2008, issued by Telkom, regarding the proposed sale by Telkom of a 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom”) to a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions.

99.3
Presentation, made by Telkom on November 6, 2008, regarding the proposed sale by Telkom of a 15% stake in Vodacom to a wholly-owned subsidiary of Vodafone, the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED
By:	/s/ Deon Fredericks
	Name:	Deon Fredericks
	Title:	Acting Chief of Finance

Date: November 6, 2008

EXHIBIT INDEX

Exhibit	Description

99.1
Announcement, dated October 27, 2008, issued by Telkom SA Limited (“Telkom”), announcing the untimely death of John Joseph, chief executive officer of Africa Online, a wholly owned subsidiary of Telkom.

99.2
Announcement, dated November 6, 2008, issued by Telkom, regarding the proposed sale by Telkom of a 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom”) to a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions.

99.3
Presentation, made by Telkom on November 6, 2008, regarding the proposed sale by Telkom of a 15% stake in Vodacom to a wholly-owned subsidiary of Vodafone, the distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders net of any tax levied thereon, the listing of Vodacom on the main board of the JSE Limited and the unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions.